THE GABELLI GLOBAL MULTIMEDIA TRUST INC.
EXHIBIT TO ITEM 77C

	The Annual Meeting of Shareholders of The Gabelli Global
Multimedia Trust Inc. (the "Multimedia Trust") was concluded on
June 23, 2010. The following proposals were submitted for a vote of the shareholders:

1.	To elect three directors of the Multimedia Trust: (i) two
(2) directors (Mario J. Gabelli, CFA and Thomas E.
Bratter) to be elected by the common shares and preferred shares voting together as a single class, and (ii) one
(1) director (Anthony J. Colavita) to be elected by the preferred shares voting as a single class.

2.	To elect two Western Investment LLC nominees to serve as
directors of the Multimedia Trust: Gregory R. Dube and
Arthur D. Lipson.

3.	To approve a shareholder proposal that requests that the
Multimedia Trust's Board take the necessary steps to declassify the Board so that all directors are elected on an annual basis.

      With respect to the proposals relating to the election of directors of the Multimedia Trust by the common shares and preferred shares voting together as a single class, the following votes were recorded:




                                                   Withholding
                                        For         Authority

Mario J. Gabelli, CFA                 7,459,805     279,368
Gregory R. Dube                       5,510,582     107,568

	With respect to the proposal relating to the election of one director of the Multimedia Trust by the preferred shares voting together as a single class, the following vote was recorded:




                                                  Withholding
                                For                Authority

Anthony J. Colavita          757,835                23,157

	With respect to the proposal to approve the shareholder proposal that requests that the Multimedia Trust's Board take the necessary steps to declassify the Board so that all directors are elected on an annual basis: neither the proponent nor a representative on his behalf, appeared at the meeting to present the proposal. Therefore, the proposal was ruled out of order, and did not come up for vote.

	The remaining Directors in office are: James P. Conn, Frank
J. Fahrenkopf, Jr., Anthony R. Pustorino, Werner J. Roeder, and
Salvatore J. Zizza.